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04015650

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SEC FILE NUMBER
8-1068

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 2 2004 WASH. D.C. PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Neuberger Berman, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue

(No. and Street)

New York	**New York**	**10158-3698**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew S. Stadler **646-497-4506**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 31 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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STATEMENT OF FINANCIAL CONDITION

Neuberger Berman, LLC and Subsidiaries
(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

December 31, 2003
with Report of Independent Auditors

Neuberger Berman, LLC
Investment Management
605 Third Avenue
New York, NY 10158-3698
Tel. 212.476.9000

NEUBERGER BERMAN

A Lehman Brothers Company

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page.**
X	(b)	**Consolidated Statement of Financial Condition.**
	(c)	**Consolidated Statement of Income.**
	(d)	**Consolidated Statement of Cash Flows.**
	(e)	**Consolidated Statement of Changes in Member's Capital.**
	(f)	**Consolidated Statement of Changes in Subordinated Liability.**
	(g)	**Computation of Net Capital.**
	(h)	**Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3.**
	(j)	**A reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.**
	(k)	**A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.**
	(l)	**An Oath or Affirmation.**
	(m)	**A copy of the SIPC Supplemental Report.**
	(n)	**A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.**
	(o)	**Supplemental commodities schedules, pursuant to CFTC regulations.**
	(p)	**Independent Auditors' Report on Internal Accounting Control.**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Neuberger Berman, LLC and Subsidiaries

(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Member of
Neuberger Berman, LLC and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Neuberger Berman, LLC and Subsidiaries (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of Neuberger Berman, LLC and Subsidiaries at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 27, 2004

Neuberger Berman, LLC and Subsidiaries
(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

Consolidated Statement of Financial Condition

December 31, 2003
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	97,555
Cash and securities segregated for the exclusive benefit of clients		6,549
Cash and securities deposited with clearing organizations (including securities with a market value of $11,290)		18,338
Securities purchased under agreements to resell		49,474
Receivable from brokers, dealers and clearing organizations		743,223
Receivable from clients		473,211
Securities owned, at market value		52,153
Fees receivable		19,296
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $36,345		10,680
Other assets		140,233
Total assets	$	1,610,712
Liabilities and Member's Capital		
Payable to brokers, dealers and clearing organizations	$	263,070
Payable to clients		745,172
Securities sold but not yet purchased, at market value		3,598
Other liabilities and accrued expenses		107,644
Total liabilities		1,119,484
Member's capital		491,228
Total liabilities and member's capital	$	1,610,712

See accompanying notes to consolidated statement of financial condition.

1. Organization and Description of Business

Neuberger Berman, LLC ("NB, LLC"), a Delaware limited liability company, is a wholly owned subsidiary of Neuberger Berman Inc., a Delaware corporation (the "Parent"). On October 31, 2003, in accordance with the terms of the Agreement and Plan of Merger dated as of July 21, 2003, as amended by the First Amendment to Agreement and Plan of Merger dated as of September 22, 2003 (as so amended, the "Merger Agreement"), among the Parent, Ruby Acquisition Company, a Delaware corporation ("Newco") and Lehman Brothers Holdings Inc., a Delaware corporation ("Lehman Brothers"), the Parent merged with and into Newco (the "Merger"), with Newco the surviving corporation. Newco, which changed its name to Neuberger Berman Inc. ("New Neuberger"), is a direct wholly owned subsidiary of Lehman Brothers.

NB, LLC is a registered broker-dealer engaged principally in providing investment advisory services. As a registered investment adviser, NB, LLC manages equity, fixed income, balanced, socially responsive and international portfolios for clients, including individuals, families, endowments, foundations, trusts and employee benefit plans. In addition, NB, LLC is a sub-adviser to certain affiliates, including Neuberger Berman Management Inc. ("NBMI"), the adviser to the Neuberger Berman family of mutual funds. As a registered broker-dealer, NB, LLC executes security transactions for its clients and others and provides prime brokerage and correspondent clearing services to other firms.

The consolidated statement of financial condition includes the accounts of NB, LLC and its subsidiaries. NB, LLC's wholly owned subsidiaries are Neuberger Berman Trust Company of Delaware ("Delaware Trust Company"), a non-depository limited purpose trust company chartered under the Delaware Banking Code and Neuberger & Berman Agency Inc., a New York corporation (collectively, the "Company"). Intercompany transactions and balances have been eliminated in consolidation.

2. Significant Accounting Policies

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the consolidated statement of financial condition requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition. Management does not believe that actual results will differ materially from these estimates.

2. Significant Accounting Policies (continued)

Securities owned and securities sold but not yet purchased are valued at market. Principal transactions in securities and the related revenues and expenses are recorded on a trade date basis. Customers' security transactions are recorded on a settlement date basis with the related revenues and expenses recorded on a trade date basis.

The Company defines cash equivalents as highly liquid investments with original maturities of three months or less.

Investment advisory fees are recorded as earned. Generally, high net worth and institutional clients are charged or billed quarterly based upon the account's net asset value at the beginning of a quarter.

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 prescribes an annual two-step process for impairment testing and measurement of goodwill and intangible assets. The first step screens for impairment potential. If impairment potential is indicated, the second step measures the impairment. In accordance with the guidelines set forth under SFAS 142, the Company screened for impairment potential and determined that no goodwill impairment existed because the fair value exceeded the carrying value.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the consolidated statement of financial condition.

2. Significant Accounting Policies (continued)

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 addresses the disclosures to be made by a guarantor about its obligations under certain guarantees issued and also states that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year end. The adoption of FIN 45 did not have a material impact on the Company's consolidated statement of financial condition.

Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") was issued by FASB in January 2003 and revised in December 2003. The interpretation provides consolidation accounting guidance for entities involved with variable interest entities ("VIEs"). An entity is subject to FIN 46 and is called a VIE if it has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries." A VIE is consolidated by the party considered the primary beneficiary of such an entity. The primary beneficiary is the party that is expected to absorb a majority of the expected losses or receive a majority of the expected residual returns. The consolidation requirements of FIN 46 apply in periods ending after December 15, 2003 for VIEs that are special purpose entities ("SPEs") and after March 15, 2004 for all VIEs that are not SPEs. The adoption of FIN 46 did not have a material impact on the Company's consolidated statement of financial condition.

The Company had historically accounted for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with APB 25, compensation expense is generally not recognized for stock options that have no intrinsic value on the date of grant.

2. Significant Accounting Policies (continued)

Beginning in January of 2003, the Company accounts for stock options in accordance with the fair-value method prescribed by SFAS 123, as amended by SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"), using the prospective adoption method. Under this method, compensation expense is recognized based on the fair value of new stock options granted, including reload options, in 2003 and future periods over the applicable vesting period. Effective with the consummation of the Merger, all unvested stock options awarded to the Company's employees became fully vested and were converted into options to acquire shares of Lehman Brothers common stock. See Note 9 for additional disclosure related to stock options.

In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including: (i) certain derivative instruments embedded in other contracts, (ii) hedging activities under SFAS No. 133, (iii) decisions made in connection with other FASB projects dealing with financial instruments, (iv) implementation issues raised in relation to the application of the definition of a derivative and (v) characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the consolidated statement of cash flows. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated as such after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the Company's consolidated statement of financial condition.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial condition certain financial instruments with characteristics of both liabilities and equity. The Company applied the provisions of SFAS No. 150 to all financial instruments at the beginning of the Company's third quarter of fiscal 2003. The adoption of SFAS 150 did not have a material impact on the Company's consolidated statement of financial condition.

3. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the Company to obtain possession of collateral, comprised of marketable securities and cash, equal to or in excess of principal amounts received and pledged under resale and repurchase agreements, respectively. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. As of December 31, 2003, the Company had received securities with an aggregate market value of $49,288,000.

As of December 31, 2003, the Company repledged $49,288,000 of the securities it had received under its resale agreements.

4. Receivable from and Payable to Clients

Receivable from and payable to clients represent amounts due from or to clients of the Company in connection with cash and margin securities transactions. Amounts receivable are collateralized by clients' securities held by the Company and by others for delivery to the Company, the value of which is not reflected in the accompanying consolidated statement of financial condition.

In the normal course of business, the Company is permitted to use client margin securities to finance customer securities transactions, subject to certain regulatory guidelines.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

As of December 31, 2003, amounts receivable from and payable to brokers, dealers and clearing organizations include approximately $731 million of securities borrowed and approximately $172 million of securities loaned of which approximately $502 million were borrowed from and approximately $147 million were loaned to an affiliate.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2003, the Company had received securities with a market value of approximately $690 million related to its securities borrowed transactions. As of December 31, 2003, the Company had pledged securities with a market value of approximately $167 million related to its securities loaned transactions.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations (continued)

As of December 31, 2003, the Company repledged approximately $668 million of the securities it had received under its securities borrowed transactions.

6. Subordinated Liability

On September 1, 1999, the Travelers Insurance Company loaned the Company $35,000,000 pursuant to a subordinated promissory note (the "Note"), with an original maturity date of September 1, 2004. Interest accrued on the unpaid principal amount of the Note at a floating rate adjusted quarterly, based on the three month LIBOR rate plus 75 basis points and was payable quarterly. The Note was approved by the New York Stock Exchange, Inc. ("NYSE") and the unpaid principal amount was available to the Company in computing net capital under Securities and Exchange Commission ("SEC") Rule 15c3-1. The Note was prepaid on December 4, 2003, after receiving NYSE approval.

7. Regulatory Requirements

As a registered broker-dealer and member of the NYSE, NB, LLC is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires that it maintain minimum net capital, as defined under the alternative method, of the greater of $1.5 million or 2% of aggregate debit items arising from client transactions or 4% of funds required to be segregated pursuant to the Commodity Exchange Act. As of December 31, 2003, NB, LLC had net capital of approximately $293,209,000, which exceeded requirements by approximately $273,247,000. The net capital charge for the deductible on NBMI's fidelity bond has been borne by NB, LLC. Based on applicable regulatory requirements, the Company may not withdraw equity capital if the Company's net capital falls below certain specified levels.

As of December 31, 2003, cash of $5,500,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under the SEC's Rule 15c3-3. In addition, as of December 31, 2003, cash of approximately $51,000 and U.S. Treasury bills with a market value of approximately $998,000 have been segregated under the Commodity Exchange Act.

As a clearing broker-dealer, NB, LLC has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed to give correspondent firms the ability to classify their assets held by NB, LLC as allowable assets in the correspondents' net capital calculation. At December 31, 2003, no collateral was required to be segregated in a special reserve bank account for the exclusive benefit of customers – PAIB under the SEC's Rule 15c3-3.

8. Commitments and Contingencies

The Company leases office space and equipment under lease agreements expiring on various dates through 2017. Office space leases are subject to escalation based on increases in costs incurred by the lessor. Minimum rentals, excluding office space escalation, under these lease agreements, are as follows:

	Amount
Year ending December 31:	
2004	$ 16,235,000
2005	15,902,000
2006	15,373,000
2007	14,444,000
2008	13,969,000
Thereafter	110,331,000

The Company has satisfied margin requirements with clearing organizations by obtaining letters of credit in favor of the clearing organizations. Open unsecured letters of credit as of December 31, 2003 were approximately $43,000,000. The Company has an unsecured line of credit of $500,000,000 with an affiliate. As of December 31, 2003, there were no outstanding borrowings under the line of credit.

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of its business. Such proceedings generally include actions arising out of the Company's activities as an investment adviser and actions in connection with the provision of clearing services. Although there can be no assurances as to the ultimate outcome, the Company generally has denied, or believes it has a meritorious defense and will deny, liability in cases pending against it and intends to defend vigorously each such case. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it, will not, in the aggregate, have a material adverse effect on its consolidated financial condition, results of operations, or liquidity.

9. Employee Benefit and Stock Compensation Plans

The Company sponsored, in conjunction with affiliates, defined contribution plans consisting of an employee profit-sharing plan and a money purchase pension plan covering all full-time employees and qualifying part-time employees who have completed one year of continuous service, as defined. Contributions to the plans, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense. Subsequent to December 31, 2003, the Company's profit-sharing plan was terminated.

The Company participated, in conjunction with affiliates, in an employee defined contribution stock incentive plan (the "Stock Incentive Plan"), sponsored by the Parent. The compensation expense associated with the contribution of common stock to the Stock Incentive Plan has been borne by the Parent. Prior to consummation of the Merger, the Parent accelerated the vesting of unvested shares and the Stock Incentive Plan was then terminated.

The Company participated, in conjunction with affiliates, in an Employee Stock Purchase Plan (the "ESPP"), sponsored by the Parent. As of June 30, 2003, the Parent discontinued employee contributions in the ESPP. The ESPP provided employees with the opportunity to elect to acquire the Parent's common stock through payroll deductions on an after tax basis, at a 15% discount from market value of such stock, as defined in the ESPP. Shares of the Parent's common stock so acquired were converted into cash and shares of Lehman Brothers common stock ("Merger Consideration"), in accordance with the terms of the Merger Agreement. Under the terms of the ESPP, employees may not transfer the Lehman Brothers' common stock received in exchange for the Parent's common stock acquired through the ESPP for one year from the date such Parent common stock was purchased.

The Company participated, in conjunction with affiliates, in a Wealth Accumulation Plan (the "Plan"), sponsored by the Parent. Subsequent to July 31, 2003, purchases of the Parent's common stock under the Plan ceased. Effective with the consummation of the Merger, Lehman Brothers assumed the obligations of the Plan and all unvested shares of the Parent's common stock were converted into Merger Consideration. Employees who were eligible for a bonus or who received commissions and other direct pay were able to elect to defer, within the parameters set forth in the Plan, a portion of such compensation. Amounts deferred by employees were used to acquire, on a pretax basis, the Parent's common stock at a 25% discount from the market value of such stock, as defined in the Plan. The Merger

Employee Benefit and Stock Compensation Plans (continued)

Consideration received in exchange for the Parent's common stock acquired under the Plan is restricted with respect to transfer or sale and vests on the 3rd anniversary of the date such Parent common stock was purchased. Unvested shares of common stock are subject to forfeiture in certain events of termination of employment.

The Company participated in the Parent's Long-Term Incentive Plan, as amended (the "LTIP"). The LTIP provides for the grant of awards of restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units or any combination thereof and stock options ("Awards"). Awards under the LTIP have various vesting provisions, which generally are between two and six years. Such Awards are restricted from sale, transfer or assignment in accordance with the terms of the award agreement. Unvested Awards are subject to forfeiture if employment is terminated before the end of the restriction period. The Parent measured compensation cost for LTIP awards based on fair market value of its common stock at the grant date and allocated to the Company its share of the compensation cost over the applicable vesting periods. Effective with the consummation of the Merger, Lehman Brothers assumed the obligations of the LTIP and all unvested shares of the Parent's common stock were converted into Merger Consideration. All outstanding stock option awards under the LTIP became 100% vested and non-forfeitable, and were converted into stock options with respect to Lehman Brothers' common stock.

10. Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax asset of $2,240,000 ($10,249,000 assets and $8,009,000 liabilities) relates to depreciation and amortization, unrealized gains and losses on marketable securities and deferred compensation. Management of the Company has not established a valuation allowance for its net deferred tax asset because they conclude that it is more likely than not the benefit will be realized.

10. Income Taxes (continued)

For the period January 1, 2003 through October 31, 2003, the Company is included in the consolidated federal income tax return of the Parent and combined income tax returns for certain states and localities. For the period November 1, 2003 through December 31, 2003 the Company is included in the consolidated federal income tax return of Lehman Brothers and combined income tax returns for certain states and localities. Separate tax returns are filed in certain states as required. Under the terms of the tax-sharing agreements (the "Agreements") with its Parent and Lehman Brothers, the Company is allocated a provision for taxes based on the tax that would have been incurred if a separate tax return were required to be filed. Included in other liabilities and accrued expenses is $24,348,000 which represents the Company's portion of taxes due pursuant to these Agreements.

11. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contract value, which approximates market value due to their relatively short-term nature or variable market rates of interest.

12. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement, and financing of these transactions can result in off-balance sheet risk or concentrations of credit risk.

The Company has a high net worth and institutional client base. The Company records client securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of credit exposure, position and financial reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing, where applicable, of each broker-dealer, client and other counterparty with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

12. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)

For transactions in which the Company extends credit to clients, the Company seeks to control the risks associated with these activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests the deposit of additional collateral, or reduces securities positions when necessary. The Company's policy is to take possession of securities purchased under agreements to resell.

As part of its prime brokerage business, the Company writes covered over-the-counter put options on listed equity securities with certain of its prime brokerage clients. Market risk is mitigated as the options are generally deep in the money and covered by an equivalent number of securities sold but not yet purchased. At December 31, 2003, the fair value of such options and market value of securities sold was approximately $0.3 million and $3.2 million, respectively, and are included in securities sold but not yet purchased.

The Company enters into various over-the-counter, foreign exchange forward contracts on behalf of certain of its professional investor clearing services clients. These forward contracts, which are used by the clients to manage their portfolio exposure to foreign currency, are collateralized by the underlying securities in the clients' accounts and have been executed with major financial institutions. As a result, credit and market risks associated with these transactions have been greatly reduced. At December 31, 2003, the Company had outstanding obligations to purchase and sell foreign exchange forward contracts of $653,914,000, of which $650,564,000 are scheduled to expire by June 30, 2004.

13. Related Party Transactions

During the year ended December 31, 2003, the Company earned brokerage commissions for the execution of transactions for the Neuberger Berman family of mutual funds.

The Company has agreements with certain affiliates through which it earns investment advisory fees and commissions.

The Company has sub-advisory agreements with NBMI where the Company provides investment recommendations and research information.

The Company received fees for providing affiliates with certain general and administrative services and office space, respectively.

13. Related Party Transactions (continued)

The Company paid fees to NBMI for marketing services.

The Company paid fees for the use of furniture and equipment owned by the Parent.

Cash and cash equivalents and securities owned, at market value include $80,000,000 and $35,586,000 respectively, invested in money market and other funds managed by NBMI.

Included in other assets is $10,374,000 due from affiliates for expense processing and management fees.

Included in other liabilities and accrued expenses is $12,295,000 due to Parent and $1,264,000 due to affiliates.

Also see Note 5 and Note 8 for other related party disclosures.

14. Subsequent Event

Subsequent to December 31, 2003, the Company entered into a stock purchase and sale agreement pursuant to which it sold to an affiliate at fair value all of the issued and outstanding shares of its wholly owned subsidiary, Delaware Trust Company. The sale of Delaware Trust Company did not have a material effect on the Company's consolidated financial statements or its regulatory capital.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Neuberger Berman, LLC and Subsidiaries
(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

Year ended December 31, 2003

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Member of
Neuberger Berman, LLC and Subsidiaries

In planning and performing our audit of the consolidated financial statements of Neuberger Berman, LLC and Subsidiaries (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodities Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) of the SEC and the minimum financial requirements pursuant to Regulation 1.17 of the CFTC,

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3,

5. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and

6. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) of the SEC and Regulation 1.16 of the CFTC list additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and by the CFTC for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's and CFTC's criteria.

This report is intended solely for the information and use of the Member, management, the SEC, the CFTC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2004